NORSAT ANNOUNCES HD GLOBETrekker™ SYSTEM

- Product to debut at CommunicAsia2011 in Singapore -

Vancouver, British Columbia – June 21, 2011 -- Norsat International Inc. (“Norsat") (TSX: NII and OTC BB: NSATF), a leading provider of broadband communications solutions, announced today that it now offers an HD (H.264/MPEG-4 AVC) capable version of its GLOBETrekker™ system. The HD GLOBETrekker™ SNG Pro will be debuting at the CommunicAsia2011 exhibition, held June 21–24, 2011 at Marina Bay Sands, Singapore.

Norsat’s HD GLOBETrekker™ SNG Pro is the latest in a series of Ultra-Portable auto-acquire terminals. The system features Norsat’s industry-leading LinkControl™ software, available for Mac, PC, or smartphone, and offers the capability to transmit broadcast quality MPEG-4 and MPEG-2 video.

“CommunicAsia2011 is the perfect event for showcasing the HD GLOBETrekker™ SNG Pro. This new system represents Norsat’s response to increasing demand from our broadcast customers for innovative high-definition video solutions. The system is ideally suited to the needs of TV stations, mobile news teams, expeditionary groups, and integrators.” stated Dr. Amiee Chan, Norsat’s President and CEO. “With this system, you can achieve a broadcast quality SD or HD video uplink without any additional A/V capture, encoding or channel upconversion equipment—just plug in a camera.”

HD GLOBETrekker™ SNG Pro is fully DVB-S/2 compliant and supports low-latency MPEG-4 AVC video, analog/digital audio input, and 4:2:0/4:2:2 coding. The system will be on display at CommunicAsia2011 in booth 1Q2-12 in the U.S. International Pavilion.

About Norsat International Inc.

Norsat International Inc., founded in 1977, is a leading provider of broadband communication solutions that enable the transmission of data, audio and video in remote and austere environments. Norsat's products and services include microwave components, portable satellite systems, antennas, RF conditioning products, maritime solutions, wireless network solutions, and equipment financing. Through its Sinclair Division (www.sinctech.com), Norsat is a leading provider of antenna and RF conditioning products, systems and coverage solutions for public safety, defense and private wireless networks. Norsat also provides engineering consulting to meet customers’ specific needs.  Additional information is available at www.norsat.com, via email at investor@norsat.com or by phone at 1-604-821-2808.

For further information, contact:

Dr. Amiee Chan

Mr. Arthur Chin

President & CEO

Chief Financial Officer

Tel: 604 821-2808

Tel: 604 821-2809

Email: achan@norsat.com

Email: achin@norsat.com